

January 15, 2021

P. Matthew Farabaugh
Chief Financial Officer
Park Aerospace Corp.
1400 Old Country Road, Suite 409N
Westbury, NY 11590

> **Re: Park Aerospace Corp.**
> **Form 10-K for the Fiscal Year Ended March 1, 2020**
> **Filed May 14, 2020**
> **Form 8-K**
> **Filed January 7, 2021**
> **File No. 001-04415**

Dear Mr. Farabaugh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 1, 2020

Consolidated Statements of Cash Flows, page 47

1. In future filings, please revise your statements of cash flows to begin with net earnings, rather than net earnings from continuing operations, as required by ASC 230-10-45-28.

Form 8-K filed January 7, 2021

Exhibit 99.1
Reconciliation of non-GAAP financial measures, page 8

2. Please revise future filings to reconcile EBITDA to net earnings, rather than to earnings from continuing operations since this would not be considered the most directly comparable GAAP financial measure. Please refer to Question 103.02 of the Compliance

& Disclosure Interpretations on Non-GAAP Financial Measures.

3.   Your presentation of EBITDA includes an item in addition to what the acronym suggests (e.g., stock option expense). To the extent that you continue to include adjustments not contemplated by the acronym, please revise the title of your non-GAAP measure to distinguish it from the defined measure EBITDA. Please refer to Question 103.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing